UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BioLok International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090943 20 0

(CUSIP Number)

Daniel C. Lubin

Radius Venture Partners II, LLC

400 Madison Avenue, 8th Floor

New York, NY  10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Lubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Lubin disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jordan S. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Davis disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Radius Venture Partners II, LLC disclaims beneficial ownership in all shares of BioLok International Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,333,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,333,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
15.2% of the Common Stock, according to the BioLok International Inc. Report on Form 10-QSB for the fiscal quarter ended April 30, 2006 (with such percentage calculated based on the number of shares outstanding as of April 30, 2006).

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is Common Stock, par value $0.01 per share (“Common Stock”) of BioLok International Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 368 South Military Trail, Deerfield Beach, Florida  33442.

Item 2.	Identity and Background
(a)

This Schedule 13D is being filed jointly by (i) Daniel C. Lubin, (ii) Jordan S. Davis, (iii) Radius Venture Partners II, LLC and (iv) Radius Venture Partners II, L.P. (collectively, the “Filing Parties”).(1)  Radius Venture Partners II, LLC is the general partner of Radius Venture Partners II, L.P.  Messrs. Lubin and Davis are the managing members of Radius Venture Partners II, LLC.

The Filing Parties have entered into a joint filing statement, dated September 7, 2006, a copy of which is attached to this statement as Exhibit C.

(b)	The business address of each of the Filing Parties is 400 Madison Avenue, 8th Floor, New York, NY 10017.

(c)

The principal occupation of Messrs. Lubin and Davis is private equity investing and portfolio company management with respect to Radius Ventures Partners II, L.P. and other private equity funds.  The principal business of Radius Venture Partners II, LLC is to manage Radius Venture Partners II, L.P.’s private equity investments.  The principal business of Radius Venture Partners II, L.P. is to hold private equity investments.

(d)	During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Filing Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties is as follows:

•                  Daniel C. Lubin is a United States citizen

•                  Jordan S. Davis is a United States citizen

•                  Radius Venture Partners II, LLC is a Delaware limited liability company

•                  Radius Venture Partners II, L.P. is a Delaware limited partnership

(1)          Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

Item 3.	Source and Amount of Funds or Other Consideration

Radius Venture Partners II, L.P. (the “Partnership”) is a limited partnership which acquired 2,333,333 shares (the “Shares”) of Common Stock of the Issuer for investment purposes on March 2, 2005 for cash.  The cash was provided by the capital contributions of the partners of the Partnership.  The Filing Parties filed a statement on Schedule 13G on February 14, 2006 reporting the Partnership’s beneficial ownership of the Shares.

On September 8, 2006, the Issuer announced its entry into an Agreement and Plan of Merger, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and the Issuer (the “Merger Agreement”), dated as of September 7, 2006.  Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Issuer, subject to certain conditions.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 8, 2006, and incorporated herein by reference in its entirety into this Item 3.

In connection with the Merger Agreement, the Partnership, along with certain other holders of the Issuer’s securities,  has entered into a Stockholders Support Agreement with Tumbler Holdings, Inc., dated as of September 7, 2006 (the “Stockholders Support Agreement”).  Under the Stockholders Support Agreement, the Partnership has (i) agreed, among other things, and subject to certain conditions, to tender all of its Shares to Tumbler Merger Corp. pursuant to the terms of the Offer and the Merger Agreement and not to withdraw such tender and  (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the Shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal.  Further, under the Stockholders Support Agreement, the Partnership agreed (i) not to, directly or indirectly, (a) sell, assign, transfer (including by operation of law), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Stockholders Support Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares and (ii) not to, directly or indirectly, (a) solicit, initiate or knowingly encourage the submission of, any Competing Proposal (as defined in the Merger Agreement), or (b) participate in any discussions or negotiations regarding, or furnish to any person, any non-public information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal; provided, however, that nothing in the Stockholders Support Agreement shall prevent a director or executive officer of the Issuer from engaging in any activity permitted pursuant to the Merger Agreement.

The foregoing summary of the Stockholders Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Support Agreement, which is attached hereto as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 8, 2006 and incorporated by reference in its entirety into this Item 3.

This Schedule 13D is being filed to reflect the Filing Parties’ entering into the Stockholders Support Agreement and the concomitant change in the Filing Parties’ investment intent with respect to the Shares.

Item 4.	Purpose of Transaction

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

In addition, Mr. Lubin serves on the Board of Directors of the Issuer.

Other than as discussed herein, the Filing Parties currently have no plans or proposals which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure;

(g)                                 Changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                     Any action similar to any of those enumerated above.

The Filing Parties intend to evaluate their investment in the Issuer continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5.	Interest in Securities of the Issuer

The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.

(a)                                  As of the date hereof, Radius Venture Partners II, L.P. is the beneficial owner of 2,333,333 shares of Common Stock, or approximately 15.2% of the Issuer’s outstanding Common Stock.  Each of Radius Venture Partners II, LLC and Messrs. Lubin and Davis may be deemed to also beneficially own the Shares as a result of their direct or indirect control of Radius Venture Partners II, L.P.  Messrs. Lubin and Davis disclaim such beneficial ownership.

(b)                                 Radius Venture Partners II, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,333,333 shares of Common Stock beneficially owned by it.  Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius Venture Partners II, L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the Common Stock.

(c)                                  Except as described herein, none of the Filing Parties has effected any transactions in the Common Stock during the past 60 days.

(d)                                 No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Filing Parties.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.                                   Agreement and Plan of Merger, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and the Issuer, dated as of September 7, 2006.  (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 8, 2006 and incorporated herein in its entirety).

B.                                     Stockholders Support Agreement, by and among Tumbler Holdings, Inc. and each of the stockholders whose names appear on the signature pages thereto, dated as of September 7, 2006 (filed herewith).

C.                                     Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2006

RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

By:	/s/	Jordan S. Davis
Jordan S. Davis
Managing Member

By:	/s/	Daniel C. Lubin
Daniel C. Lubin
Managing Member

RADIUS VENTURE PARTNERS II, LLC

By:	/s/	Jordan S. Davis
Jordan S. Davis
Managing Member

By:	/s/	Daniel C. Lubin
Daniel C. Lubin
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin

EXHIBIT INDEX

A.                                   Agreement and Plan of Merger, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc., dated as of September 7, 2006.  (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 8, 2006 and incorporated herein in its entirety).

B.                                     Stockholders Support Agreement, by and among Tumbler Holdings, Inc. and each of the stockholders whose names appear on the signature pages thereto, dated as of September 7, 2006 (filed herewith).

C.                                     Joint Filing Statement (filed herewith).